Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended April 30, 2025 are derived from our consolidated financial statements included elsewhere in this report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

Our business primarily consists of developing our private skincare label, direct skincare products sales and franchise alliances promotions. Our “Park Ha” brand focuses on providing solutions for problematic skin. Established in 2016, the brand had its first store launched in 2017. In addition to the three stores directly operated by Park Ha Jiangsu, as of April 30, 2025 and 2024, we had 39 and 43 franchisees in China, of which 38 and 41 franchisees operate under the store name “Park Ha”. As of April 30, 2025 and 2024, we had one and two franchisees operate under a different brand name, “Geni” or “歌妮”. XinZhan has entered into supplemental agreements with these four franchisees that operate stores under a different brand name, pursuant to which each such franchisee is allowed to keep the existing store name and does not have to change the store name to “Park Ha”. The franchisees operating under the “Geni” or “歌妮” brand sell products from the “Park Ha” brand and other third-party brands with XinZhan’s permission.

Our operating subsidiaries specialize in providing skincare and cosmetic products under our brand name “Park Ha” in China. Our operating subsidiaries develop our proprietary beauty products and offer complimentary after-sales beauty services in our physical stores. Park Ha Jiangsu, in addition to operating our three physical stores, is the research and development center focusing on skincare products development and improvement for sensitive skin. XinZhan leads the marketing and promotional efforts and is the entity in charge of our franchising business. Park Ha Shanghai is a training center for our franchisee staff. As part of our value-added service for our products, our directly operated stores and franchisees offer “light beauty experience”, a quick complimentary after-sales beauty service performed in the stores. Light beauty experience is offered to our customers as an effective way to demonstrate how our products are used in order to deliver the intended results.

Our revenues mainly consist of (i) products sales and (ii) franchise fees. Our total revenue increased by $386,269 to $1,239,197 for the six months ended April 30, 2025 from $852,928 for the six months ended April 30, 2024. Products sales accounted for 33% of the total revenue and franchise fees accounted for 67% of the total revenue for the six months ended April 30, 2025. Products sales accounted for 35% of the total revenue and franchise fees accounted for 65% of the total revenue for the six months ended April 30, 2024.

As of April 30, 2025, the 39 franchisees locate in the following regions: 22 in Jiangsu Province, 4 in Shandong Province, 3 in Shaanxi Province, 1 in Anhui Province, 1 in Liaoning Province, 1 in Shanxi Province, 1 in Hainan Province, 1 in Henan Province, 1 in Heilongjiang Province, 1 in Guizhou Province, 1 in Zhejiang Province, 1 in Tianjin, and 1 in Hebei Province, forming a complete commercial network.

As of April 30, 2024, the 43 franchisees locate in the following regions: 20 in Jiangsu Province, 5 in Guangdong Province, 4 in Shandong Province, 3 in Shaanxi Province, 1 in Anhui Province, 1 in Liaoning Province, 1 in Shanxi Province, 1 in Hainan Province, 1 in Henan Province, 1 in Heilongjiang Province, 1 in Guizhou Province, 1 in Sichuan Province, 1 in Zhejiang Province, 1 in Tianjin, and 1 in Hebei Province, forming a complete commercial network.

Factors Affecting Our Results of Operations

Our operating subsidiaries currently derive a majority of their revenues from the sale of products and receipt of franchise fees. Park Ha intends to continually enhance its services and cross-sell new services to existing customers and acquire new customers by increasing market penetration with a deeper market coverage and broader geographical reach. Maintaining and enhancing the recognition, image and acceptance of our brand are important to Park Ha’s ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

Our business is in the beauty industry, which is now experiencing rapid technological and model changes. Failure to anticipate technological innovations or adapt to such innovations in a timely manner, or at all, may result in our products and services becoming obsolete or suffering unpredictable intervals.

We monitor a number of financial and non-financial key business metrics to evaluate on a regular basis business, growth trends and company budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross profit margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our franchisees

We monitor the number of contracts with customers for our franchisees. The number of contracts will directly impact our results of operations, including revenues and gross profit margins for the foreseeable future. As of April 30, 2025 and 2024, we had 39 and 43 franchisees in China, of which 38 and 41 franchisees operate under the store name “Park Ha”. As of April 30, 2025 and 2024, we had one and two franchisees operate under a different brand name. XinZhan has entered into supplemental agreements with these franchisees that operate stores under a different brand name, pursuant to which each such franchisee is allowed to keep the existing store name and does not have to change the store name to “Park Ha” .The business relationships between us and our independent franchisees are built on our standards and policies that is of fundamental importance to the overall performance and protection of the “Park Ha” brand.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand building. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in China. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. This will play a pivotal role in driving the company’s growth in terms of sales revenue and franchise fee revenue.

Results of Operations

For the six months ended April 30, 2025 and 2024

The following table presents a summary of the Company’s comprehensive operating performance for the six months ended April 30, 2025 and 2024.

The historical performance listed below does not necessarily indicate expected performance for any future period.

	For the six months ended April 30,		Change
	2025	2024	Amount	%
Revenues, net	1,239,197	852,928	386,269	45%
Cost of revenues	58,500	98,109	(39,609)	(40)%
Gross profit	1,180,697	754,819	425,878	56%
Selling and marketing expenses	229,775	157,733	72,042	46%
General and administrative expenses	20,632,549	452,098	20,180,451	4464%
Research and development expenses	26,087	20,083	6,004	30%
Allowance for expected credit losses	7,883	32,537	(24,654)	(76)%
Operating (expenses) income	(19,715,597)	92,368	(19,807,966)	(21445)%
Other income	58,154	-	58,154	-
Interest income	416	1,051	(635)	(60)%
Interest expense	20	-	20	-
Other expense	-	133	(133)	(100)%
Total other income (expenses)	58,550	918	57,632	6278%
(Loss) Income before tax	(19,657,048)	93,286	(19,750,334)	(21172)%
Income tax expense (benefit)	178,946	44,386	134,560	303%
Net (loss) income	(19,835,994)	48,900	(19,884,894)	(40664)%

Revenue

The sales revenue consists of the following:

	For the six months ended				Change
	April 30, 2025		April 30, 2024		Amount	%
Products sales – Non-franchisees	208,701	17%	164,958	19%	43,743	27%
Product sales – Franchisees	195,737	16%	136,000	16%	59,737	44%
Franchise fees	834,759	67%	551,970	65%	282,789	51%
Amount	1,239,197	100%	852,928	100%	386,269	45%

Direct costs consist of the following:

	For the six months ended				Change
	April 30, 2025		April 30, 2024		Amount	%
Products sales – Non-franchisees	10,316	18%	11,764	12%	(1,448)	(12)%
Product sales – Franchisees	37,566	64%	28,460	29%	9,106	32%
Franchise fees	10,618	18%	57,885	59%	(47,267)	(82)%
Amount	58,500	100%	98,109	100%	(39,609)	(40)%

The gross profit consists of the following:

	For the six months ended				Change
	April 30, 2025		April 30, 2024		Amount	%
Products sales – Non-franchisees	198,385	17%	153,194	20%	45,191	29%
Product sales – Franchisees	158,171	13%	107,540	15%	50,631	47%
Franchise fees	824,141	70%	494,085	65%	330,056	67%
Amount	1,180,697	100%	754,819	100%	425,878	56%

The gross profit margin consists of the following:

	For the six months ended		Change
	April 30, 2025	April 30, 2024%
Products sales – Non-franchisees	95%	93%	2%
Product sales – Franchisees	81%	79%	2%
Franchise fees	99%	90%	9%
Amount	95%	88%	7%

For the six months ended April 30, 2025, our total revenue was $1,239, 197, while for the six months ended April 30, 2024, our total revenue was $852,928, increased by $386,269, or 45%, which was primarily attributable to the increase in franchise fees and products sales.

Our products sales revenue increased by $103,480, or 34%, from $300,958 for the six months ended April 30, 2024 to $404,438 for the six months ended April 30, 2025, which is mainly because with the improvement of the company’s brand awareness, the sales business is in the trend of increasing year by year.

Products sales — Non-franchisees

Product sales revenue from non-franchisees increased by $43,743, or 27%, from $164,958 for the six months ended April 30, 2024 to $208,701 for the six months ended April 30, 2025. Sales revenue from non-franchisees accounted for 17% and 19% of the total revenue, respectively, for the six months ended April 30, 2025 and 2024. Product sales revenue from non-franchisees for the six months ended April 30, 2025 and 2024 remained relatively stable.

The cost of products sales to non-franchise for the six months ended April 30, 2025 was $10,316, decreased by $1,448 or 12% compared to $11,764 for the six months ended April 30, 2024. For the six months ended April 30, 2025 and 2024, cost of products sales to non-franchisees accounted for 18% and 12% of the total cost of revenue, respectively. The above decrease in cost of revenue was mainly due to:(i) compared with the previous period, the company phased out certain older products and reduced sales of other legacy products with higher unit costs; (ii) the newly introduced product varieties and their sales volumes remained relatively low.

For the six months ended April 30, 2025 and 2024, gross profit of products sales to non-franchisees accounted for 17% and 20% of the total gross profit, respectively. For the six months ended April 30, 2025, gross profit and gross profit margin were $198,385 and 95%, respectively, while for the six months ended April 30, 2024, gross profit and gross profit margin were $153, 194 and 93%, respectively. The increase of gross profit margin of products sales to non-franchisees for the six months ended April 30,2025, which is mainly because with the improvement of the company’s brand awareness, the sales business is in the trend of increasing year by year.

Product sales — Franchisees

Product sales revenue from franchisees increased by $59,737, or 44%, from $136,000 for the six months ended April 30, 2024 to $195,737 for the six months ended April 30, 2025. Sales revenue from franchisees accounted for 16% and 16% of the total revenue, respectively, for the six months ended April 30, 2025 and 2024. Product sales revenue from franchisees for the six months ended April 30, 2025 and 2024 remained a relatively stable growth trend.

The cost of products sales to franchisees for the six months ended April 30, 2025 was $37,566 representing an increase of $9,106, or 32%, compared to $28,460 for the six months ended April 30, 2024. For the six months ended April 30, 2025 and 2024, the cost of products sales to franchisees accounted for 64% and 29% of the total cost of revenue, respectively. The above increase in cost of revenue was mainly due to higher sales volumes.

For the six months ended April 30, 2025 and 2024, gross profit of products sales to franchisees accounted for 13% and 15% of the total gross profit, respectively. The gross profit and gross profit margin for the six months ended April 30, 2025 were $158,171 and 81%, respectively. The gross profit and gross profit margin for the six months ended April 30, 2024 were $107,540 and 79%, respectively. The increase of gross profit margin of products sales to non-franchisees for the six months ended April 30, 2025, which is mainly because with the improvement of the company’s brand awareness, the sales business is in the trend of increasing year by year.

Franchise fees

For the six months ended April 30, 2025, the total revenue from franchise fees was $834,759, with a cost of franchise fees of $10,618, compared to $551,970 and $57,885 for the six months ended April 30, 2024. Gross profit of franchise fees increased by $330,056 for the same period. For the six months ended April 30, 2025 and 2024, the total revenue from franchise fees accounted for 67% and 65% of the total revenue, respectively. For the six months ended April 30, 2025 and 2024, the cost of franchise fees accounted for 18% and 59% of the total cost of revenue, respectively. For the six months ended April 30, 2025 and 2024, the gross profit of franchise fees accounted for 70% and 65% of the total gross profit. The main reason is that:

Roll-forward of franchisees

The following table provides a roll-forward of our franchise contracts during the six months ended April 30, 2025 and 2024:

	Number of			Number of
	Franchise			Franchise
	Contracts			Contracts
	at the	Number of	Number of	at the
	Beginning of	Newly Joined	Terminated	End of
	Period	Franchisees	Franchisees	Period
For the fiscal year ended April 30, 2024	38	5	-	43
For the fiscal year ended April 30, 2025	45	2	8	39

As of April 30, 2025, we had 39 franchisees as a result of (i) 33 franchisees renewed their contracts (“2025 Renewed Franchisees”) and 4 franchisees terminated their contracts in May 2025; (ii) 2 newly contracted franchisees.

The revenue for the six months ended April 30, 2025 comprised the revenue from (i) 2025 Renewed Franchisees of US$748,993, and (ii) newly contracted franchisees of US$8,253.

As of April 30, 2024, we had 43 franchisees as a result of (i) renewal of the contracts with 38 franchisees (“2024 Renewed Franchisees”) upon their expiry; (ii) 5 newly contracted franchisees.

The revenue for the six months ended April 30, 2024 comprised the revenue from (i) 2024 Renewed Franchisees of US$541,887, and (ii) newly contracted franchisees of US$10,083.

Our franchise fees are recognized over the franchise term as the performance obligation is satisfied, typically spanning one year. For details, see “Note 2 — Summary of Significant Accounting Policies — Revenue Recognition.” The revenue for the six months ended April 30, 2025 increased by appropriately 51% as compared to the six months ended April 30, 2024. The primary reason is that (i) compared to the previous period, newly signed franchisees contributed an increase of $107,614 in revenue; (ii) franchisees signed in the previous period but whose franchise fees were not received by the reporting date of the previous period did not recognize revenue in the previous period, resulting in a $162,895 increase in revenue for this period compared to the previous period; (iii) franchisees whose franchise fees were not received by the reporting date of the previous period did not recognize revenue for the new period’s franchise fees in the previous period, leading to a $57,458 increase in revenue for this period compared to the previous period; and (iv)terminated franchisees caused a decrease of $39,745 in revenue.

Cost of franchise fees mainly includes the training service cost and advertising support provided for franchisees. The main reason for the cost reduction is that the company hired external organizations from November 2023 to April 2024 to train franchisees, and organized internal employees to train franchisees from November 2024 to April 2025. The cost saved compared with the previous period is mainly due to the training cost of franchisees.

Selling and marketing expenses

For the six months ended April 30, 2025, our selling and marketing expenses were $229,775, while for the six months ended April 30, 2024, our selling and marketing expenses were $157,733, representing an increase of $72,042, or 46%. The main reason for the increase is (i) the increase of $37,015 in payroll and welfare expenses based on the increased directly-operated store and increased sales staff and increased annual bonuses；(ii) the increase in store rental expenses and renovation costs of $31,941 as the increased directly-operated store.

General and administrative expenses

For the six months ended April 30, 2025, our general and administrative expenses were $20,632,549, while for the six months ended April 30, 2024, our general and administrative expenses were $452,098, representing an increase of $20,180,451 or 4464%. The increase was primarily attributable to the following reasons: (i) the increase in Share-based Payment Expense of $19,950,000 from $nil for the six months ended April 30, 2024 to $19,950,000 for the six months ended April 30, 2025 as the vested immediately 2025 Share Incentive Award ; and (ii) the increase in professional expenses of $112,145 from $268,738 for the six months ended April 30, 2024 to $380,883 for the six months ended April 30, 2025 as the payment for Investor Relations Website Press Release and NASDAQ; and (iii) the increase in payroll and welfare expenses of $ 96,964 as the increased annual bonuses.

Research and development expenses

For the six months ended April 30, 2025, our R&D expenses were $26,087, while for the six months ended April 30, 2024, our R&D expenses were $20,083, representing an increase of $6,004 . R&D expenses for the six months ended April 30, 2025 and 2024 remained relatively stable.

Allowance for expected credit losses

Allowance for expected credit losses derives from allowances on accounts receivable and loan receivable from franchisees, based on past collection experience, current economic conditions, future economic conditions and changes in the Company’s customer collection trends. Allowance for expected credit losses of accounts receivables and franchisee loan and other receivables were $7,883 for the six months ended April 30, 2025, representing a decrease of $24,654 or 76% from $32,537 for the six months ended April 30, 2024.

Allowance for accounts receivables decreased from $231,851 as of October 31, 2024 to $226,319 as of April 30, 2025, a decrease of $5,532 or 2%. No significant changes have occurred.

Allowance for loans receivables from franchisees increased from $55,520 as of October 31, 2024 to $62,455 as of April 30, 2025, an increase of $6,935 or 12%. The main reason is that as of 30 April 2025, there was $430,501 in overdue accounts, of which $45,388 had been outstanding for more than one year and had been fully provisioned for impairment.

Allowance for other receivables decreased from $51,013 as of October 31, 2024 to $50,380 as of April 30, 2025, a decrease of $633 or 1%. No significant changes have occurred.

Interest income (expense)

Interest income mainly come from deposit interest income. Interest income for the six months ended April 30, 2025 and 2024 was approximately $416 and $1,051, respectively.

Interest expense mainly come from the bank transfer fees. Interest expense for the six months ended April 30, 2025 and 2024 was approximately $20 and $nil, respectively.

Income tax expense (benefit)

The income tax expense for the six months ended April 30, 2025 and 2024 were approximately $178,946 and $44,386, respectively. Under the PRC Enterprise Income Tax Law, companies are generally subject to the enterprise income tax at the rate of 25%.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Park Ha Jiangsu” obtained its HNTE certificate on November 6, 2024. Therefore, “Park Ha Jiangsu” is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law.

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration stipulates that the preferential corporate income tax (CIT) policy for small and low-profit enterprises (SLPEs) — reducing taxable income by 25% and applying a 20% tax rate — shall be extended until December 31, 2027.Wuxi Muchen and Wuxi Mufeng, with annual taxable income not exceeding RMB 1 million, qualify as SLPEs. As such, 25% of their taxable income is subject to CIT at the reduced rate of 20%.

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration on Further Tax and Fee Support Policies for Micro and Small Enterprises and Individual Businesses From January 1, 2023, to December 31, 2027, 50% of the personal income tax (PIT) payable on the portion of an individual business’s annual taxable income not exceeding RMB 2 million shall be exempted. Individual businesses may enjoy this preferential policy cumulatively with other existing PIT incentives. Huishan Yiyayue, as an individual business with taxable income not exceeding RMB 1 million, is eligible for a 50% reduction in PIT on its business income, which is subject to the five-tier progressive tax rates.

The income tax expense for the six months ended April 30, 2025 was adjusted by (i) the increase in the income tax expense by $5,059,645, of which $19,132 because Park Ha Jiangsu enjoyed a preferential rate of 15%, of which $5,045,947 because Park Ha Cayman is not subject to tax, of which $(4221) because Wuxi Muchen and Wuxi Mufeng enjoyed a preferential rate of 5% for small and Low-Profit Enterprises, of which $(1213) because Huishan Yiyayue enjoyed a preferential rate of 3% for Individual Businesses (Self-Employed); (ii) the decrease in the income tax expense of $3,913 due to the effect of super deduction of R&D expenses of $26,087;and (iii)the increase in the income tax expense by 35,614 because Park Ha Jiangsu and Park Ha Shanghai recorded net loss for the six months ended April 30,2025; and (iv) the increase in the income tax expense of $1,862 due to the effect of non-deductible expense of $12,295.

The income tax expense for the six month ended April 30, 2024 was adjusted by (i) the decrease in the income tax expense of $7,899 as a result of increased loss carried forward of $39,495; (ii) decrease in the income tax expense of $3,013 due to the effect of super deduction of R&D expenses of $15,063; and (iii) the increase by $2,706 because Park Ha Jiangsu and Park Ha Shanghai enjoyed a preferential rate of 20% and recorded net loss for the six months ended April 30, 2024.; partially offset by the increase in the income tax expense of $13,472 due to the effect of non-deductible expenses of $54,459.

Net (Loss) income

As a result of the foregoing, for the six months ended April 30, 2025, our net loss was $19,835,994, compared to net income $48,900 for the six months ended April 30, 2024, representing a decrease of $19,884,894 or 40664%.

Working capital and capital resources

As of April 30, 2025, we had $1,351,285 in cash as compared to $547,498 as of October 31, 2024. The Company’s working capital and other capital needs mainly come from shareholders’ equity contributions and operating cash flows. Cash is needed to pay for inventory, wages, sales expenses, rent, income tax, and other operating expenses. All of the cash is located in China.

Although the Company’s management believes that the cash generated from operations will be sufficient to meet the Company’s normal working capital needs, its ability to service its current debts will depend on its future realization of its current assets for at least the next 12 months. The management has considered historical experience, economic conditions, trends in the beauty industry, the collectability of accounts receivable as of April 30, 2025, and the realization of inventory. Based on these considerations, the management believes that the Company has sufficient funds to meet its working capital needs and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that the management’s plan will be succeed. There are many factors that may occur and cause the Company’s plan to fall short, such as economic conditions, competitive pricing in the industry and the continuous support of our suppliers. If future operating cash flows and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or postpone its anticipated expansion plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the Company’s cash flow data for the six months ended April 30, 2025 and 2024:

	For the six months ended April 30,
	2025	2024
Net cash provided by operating activities	$245,433	$31,286
Net cash (used in) investing activities	(3,262,430)	(177,671)
Net cash provided by financing activities	3,833,511	37,001
Net increase (decrease) of cash	816,514	(109,384)
Effect of foreign currency translation	(12,727)	7,716
Cash – beginning of period	547,498	1,033,634
Cash – end of period	$1,351,285	$931,966

Net cash provided by operating activities

For the six months ended April 30, 2025, the net cash provided by operating activities was $245,433, as compared to the net cash provided by operating activities of $31,286 for the six months ended April 30, 2024. The increase in net cash provided by operating activities was mainly due to the decrease in other receivables and other current assets.

Net cash (used in) investing activities

For the six months ended April 30, 2025, the net cash used in investment activities was $3,262,430, as compared to the net cash used in investment activities of $177,671 for the six months ended April 30, 2024. The increase in net cash used in investment activities is mainly due to loans to the third party.

Net cash provided by financing activities

For the six months ended April 30, 2025, the net cash provided by financing activities was $3,833,511, as compared to the net cash provided by financing activities of $37,001 for the six months ended April 30, 2024. The increase in net cash provided by financing activities for the six months ended April 30, 2025 was mainly due to the proceeds from issuance of shares.

Non-cash lease expenses

For the six months ended April 30, 2025, our Company has operating leases for seven operating leases for its two office locations, three company-operated stores, one staff dormitory and one warehouse.

The right to use assets and liabilities of operating leases are recognized on the lease commencement date based on the present value of lease payments during the lease term. The discount rate used to calculate present value is the incremental borrowing rate, or (if any) the interest rate implied in the lease. The company mainly determines the incremental loan interest rate for each lease based on its lease term in China, with approximately 3.77% and 3.75% for the six months ended April 30, 2025 and October 31,2024, respectively.

For the six months ended April 30, 2025 and 2024, the operating lease charges were $14,098 and $11,652, respectively.

The components of the lease fee and the supplementary cash flow related to the lease are as follows:

	For the six months	For the six months
	ended	ended
	April 30,	April 30,
	2025	2024
Lease Cost
Operating lease cost	$14,098	$11,652

Other information
Cash paid for amounts included in the measurement of lease liabilities	$13,422	$12,092

As of April 30, 2025 and October 31,2024, the weighted average lease term and discount rate are as follows:

	April 30,	October 31,
	2025	2024
Weighted average remaining lease term – operating leases (in years)	4.08	4.64
Average discount rate – operating lease	3.77%	3.75%

The supplementary balance sheet information related to leasing is as follows:

	April 30,	October 31,
	2025	2024
Operating leases
Right-of-use assets	$91,198	$70,739

Operating lease liabilities, current	$28,402	$17,573
Operating lease liabilities, non-current	$63,060	$52,745
Total operating lease liabilities
	$91,462	$70,318

The undiscounted minimum future lease payment schedule is as follows:

For the years ending April 30,
2025	16,403
2026	28,552
2027	26,199
2028	14,635
2029	11,598
Total undiscounted lease payments	97,387
Less imputed interest	(5,925)
Total lease liabilities	91,462

Concentration of credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration of customers and suppliers

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The customers accounting for 10% or more of the Company’s revenue include the following:

	For the Years ended
	April 30,	April 30,
	2025	2024
Percentage of Company revenue
Customer F	9%	15%
Customer G	9%	14%

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	April 30,	October 31,
	2025	2024
Percentage of the Company’s accounts receivable
Customer A	26%	17%
Customer B	10%	7%
Customer C	-	1%
Customer D	5%	3%
Customer E	-	8%
Customer F	-	15%
Customer G	-	14%
Customer H	13%	8%
Customer I	13%	9%

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	For the Years ended
	April 30,
	2025	2024
Percentage of the Company’s purchases
Supplier A	12%	19%
Supplier B	12%	16%
Supplier C	13%	12%
Supplier D	-	10%
Supplier E	14%	-
Supplier H	11%	4%
Supplier I	11%	6%

The suppliers that accounted for 10% or more of the Company’s accounts payable comprised of the following:

	April 30,	October 31,
	2024	2025
Percentage of the Company’s accounts payable
Supplier F	-%	36%
Supplier G	77%	55%
Supplier J	13%	9%

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of April 30, 2025 and October 31, 2024, the Company’s advances from customer deposit and unearned franchise fee amounted to $118,277 and $325,924 respectively.

Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that may reasonably be likely to have a significant impact on our net income, income from continuing operations, profitability, working capital or capital resources, or that would cause reported may not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Except as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to ensure the payment obligations of any third party. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholders ’ equity or that are not reflected in its consolidated financial statements. In addition, we do not have any retained or contingent interests in the assets transferred to unconsolidated entities that services as credit, liquidity, or market risk support to such entities. We do not have any variable interests in any unconsolidated entity that provides us with financing, liquidity, market risk or credit support, or that engages in leasing, hedging or research and development services.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Credit Losses

On January 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our account receivables, loans receivable from franchisees, due from related parties and other receivables which is included in other receivables and other current assets line item in the balance sheet are within the scope of ASC Topic 326. We use the roll-rate method to measure expected credit losses of account receivables and loans receivable from franchisees, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For due from related parties and other receivables, we use the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment on various factors, including historical experience, creditworthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in the consolidated statements of operations and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, loans receivable from franchisees, due from related parties and other receivables are recognized and carried at original amount less an allowance for credit losses, as necessary. As of April 30,2025, and October 31, 2024, allowance for credit losses for accounts receivable amounted to $226,319 and $231,851, respectively, allowance for credit losses for loans to franchisees amounted to $62,455, and $55,520, respectively, and allowance for credit losses for other receivables amounted to $50,380 and $51,031, respectively.

Quantitative and qualitative disclosure of market risk

The deterioration of the overall economic conditions in the United States and globally, including the impact of long-term deflation on our customers and suppliers, may harm our business and operational results.

Our business and operating results may be adversely affected by changes in national or global economic conditions. These situations include but are not limited to inflation and/or deflation, changes in interest rates, availability of capital markets, availability and cost of energy (including fuel surcharges), negative impacts caused by military conflicts between Russia and Ukraine, and the impact of government measures to manage economic conditions. The impact of such situations may be transmitted to our business in the form of a decrease in customer base and/or our customer expenses, as industry wide expenses may decrease and/or our suppliers may face economic pressure to shift costs.

Risks related to conducting business in China

The recent intervention of the state government in the commercial activities of Chinese companies listed in the United States may have a negative impact on our operations.

Recently, the Chinese government announced that it will strengthen regulation of Chinese companies listed overseas. According to the new measures, China will strengthen the supervision of cross-border data flow and security, crack down on illegal activities in the securities market, punish fraudulent securities issuance, market manipulation, and insider trading. China will also inspect the sources of funds for securities investment and control leverage. The Cyberspace Administration also conducted cybersecurity investigations on several technology giants listed in the United States, with a focus on antitrust, fintech regulation, and recently, with the passage of the Data Security Law, how companies collect, store, process, and transfer data. Our operations and commercial interests are in Chinese Mainland. If the intervention of the Chinese government is expanded and through agency, our commercial interests will be affected, and our operations may be negatively affected, although there is currently no obvious direct impact.